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                                                                    EXHIBIT 4.18

Cirio Del Monte Italia S.p.A. in Extraordinary Administration
Via Valenziani, 11
00187 Rome
Italy
and
Cirio Del Monte N.V.
Via Valenziani, 11
00187 Rome
Italy

                               Rome, July 15, 2004

Dear Sirs:

As per our previous agreements, we hereby propose to execute a preliminary purchase agreement according to the terms and conditions set forth below:

                                    * * * * *

                     PRELIMINARY SALE AND PURCHASE AGREEMENT

                                     BETWEEN

CIRIO DEL MONTE N.V., IN EXTRAORDINARY ADMINISTRATION, with offices in Rome, Via Valenziani, 11, a company governed by Dutch law, subject to extraordinary administration proceedings, in the persons of the Special Commissioners, Atty. Luigi Farenga, Dr. Mario Resca and Prof. Atty. Attilio Zimatore (hereinafter "CDMNV");

CIRIO DEL MONTE ITALIA S.P.A., IN EXTRAORDINARY ADMINISTRATION, with offices in Rome, Via Valenziani, 11, a company governed by Italian law, subject to extraordinary administration proceedings, in the persons of the Special Commissioners,

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Atty. Luigi Farenga, Dr. Mario Resca and Prof. Atty. Attilio Zimatore
(hereinafter "CDMI");

(Hereinafter, CDMNV and CDMI together shall also be referred to as the "SELLERS")

                                       AND

FRESH DEL MONTE PRODUCE N.V., a company operating under the law of the Netherlands Antilles, with registered offices in De Ruyterkade 62, Curacao, Netherlands Antilles, in the person of its own attorney-in-fact, Mr. Mohammad Abu-Ghazaleh (hereinafter designated as the "BUYER").

                                    RECITALS

(A) In consequence of the declaration of insolvency, in accordance with Art. 3 of Legislative Decree no. 270 of 8 July 1999 and with the decree of the Court in Rome on 10 October 2003, the Sellers, together with Cirio Holding S.p.A. and Cirio Finanziaria S.p.A., were subjected to extraordinary administration (the "CIRIO EXTRAORDINARY ADMINISTRATION"); and with the decree of the Ministry of Productive Assets, issued on 14 October 2003, Atty. Luigi Farenga, Dr. Mario Resca and Atty. Attilio Zimatore were appointed Special Commissioners (hereinafter the "SPECIAL COMMISSIONERS").

(B) The plan - as provided for by Art. 54 and subsequent articles of Legislative Decree no. 270 of 8 July 1999 (the "PLAN"), setting forth, among other things, terms and conditions for the sale of the companies and/or corporate investments directly or indirectly held by the Cirio Extraordinary Administration - was approved by the Ministry of Production Activities in a measure issued on 8 January 2004.

(C) Within the framework of the Plan, the Special Commissioners decided, among other things, to begin proceedings to dispose of the following assets (collectively the "DEL MONTE CORPORATE GROUP") together in a single sale:
      (i) a business controlled by CDMI, comprising the San Felice plant and related assets, legal

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      relationships and employees, as described in greater detail below; (ii)
      shareholdings equal to 100% of the share capital of Del Monte Foods International Limited, held by CDMNV; (iii) shareholdings equal to 100% of the share capital in Del Monte South Africa Limited, held by CDMNV; (iv) shareholdings equal to 44.41% of the share capital of Saico, held by CDMNV, together with an option to purchase an additional 5.6% of the share capital of Saico and warrants to subscribe for 26,650,000 shares of Saico; and (v) ownership of the trademarks "Just Juice," "De L'Ora," "Energen 1-Cal," "One Cal" and related and subordinate trademarks, held by CDMNV, and thereby licensed to companies belonging to the Del Monte Corporate Group.

(D) For that purpose, the Special Commissioners - through announcements placed in the national and international press on 28 November 2003 and on 6/12 February 2004 - solicited all potentially interested parties to express their interest in purchasing the various assets and holdings of the Cirio Extraordinary Administration, including the Del Monte Corporate Group.

(E) To those parties who, following publication of the announcement, had demonstrated an interest in purchasing the Del Monte Corporate Group, including the Buyer, upon the signing of a confidentiality agreement (which was signed by the Buyer on February 13, 2004), the Special Commissioners sent a set of rules containing the terms and conditions governing the participation of the bidders in the Procedures and an Information Memorandum containing a description of the Del Monte Corporate Group, and, on the basis of these documents, the Special Commissioners invited submission of non-binding offers for the purchase of the Del Monte Corporate Group.

(F) The Buyer submitted its own non-binding offer, including a preliminary draft of the Industrial Plan (as defined below) and accompanied by a signed copy of the rules to indicate their acceptance (Appendix 1) on 7 April 2004.

(G) On the basis of the non-binding offers received, with the approval of the Ministry of Industry and having received the favorable opinion of the Oversight

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      Committee, on 17 May 2004, the Special Commissioners selected a limited number of bidders (including the Buyer) that were permitted to conduct a due diligence of certain of the legal, fiscal, accounting, commercial and industrial aspects of the Del Monte Corporate Group. This was done in part through access to data rooms containing confidential documents and through subsequent provision of other documents, in part through meetings with the managers of the Del Monte Corporate Group, and, finally, in part through a visit to the production, industrial and storage sites in the Del Monte Corporate Group.

(H) During the due diligence process, the Special Commissioners also submitted, for the consideration of the selected bidders, including the Buyer, an initial draft of this Agreement, which was then subjected first to comment by the bidders and then to negotiation with the Special Commissioners, as a result of which the Special Commissioners, on 18 June 2004, distributed to all the selected bidders the present version of the Agreement, inviting them to submit, by 24 June 2004, a binding and unconditional bid for the purchase of the Del Monte Corporate Group pursuant to the terms and conditions set forth in the Agreement submitted to them (including the appendices thereto).

(I) The binding offers were submitted by the bidders on 24 June 2004 and, on the basis of said offers, the Special Commissioners convened two bidders, including the Buyer, for clarifications of their respective offers; following the meeting, after having received from the Buyer, on June 30, 2004, an amendment of its binding offer, with the approval of the Ministry of Production Activities and the favorable opinion of the Oversight Committee, the Special Commissioners on July 14, 2004 selected the binding offer submitted by the Buyer, as amended (Appendix 2), informed the Buyer of the formal acceptance of the contractual proposal contained in the binding offer, and signed this Agreement.

NOW, THEREFORE, with true and binding effect with respect to the agreements contained herein, the parties have agreed as follows:

1.    DEFINITIONS

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In addition to the terms defined elsewhere in this Agreement, the terms listed below shall have, when used with an initial capital letter, the meanings respectively attributed to them as follows:

1.1 SAN FELICE GOODWILL means the amount of minus 8,700,000 (minus eight million seven hundred thousand) euros, which the Buyer, in accordance with its own Binding Offer, recognized as goodwill for the San Felice Business, and which constitutes the established, fixed and unmodifiable portion of the San Felice Price.

1.2 SECURED CREDITOR BANKS means the following lending institutions that have extended loans to the Companies and the Subsidiaries, secured by liens, included in the Secured Financial Debt: Cooperatieve Centrale Raiffeisen Boerenleenbank B.A. - Rabobank, New York Life Inc., Burdale Financial Limited.

1.3 FINANCIAL STATEMENTS means the latest consolidated financial statement, approved and certified, for each of the Companies, appended to this Agreement respectively as "Appendix 3" the Foods Financial Statement, "Appendix 4" the South Africa Financial Statement and "Appendix 5" the Saico Financial Statement.

1.4 BUSINESS TRANSFER AGREEMENT means the Agreement in Appendix 6 by means of which the sale of the San Felice Business shall be effected on the Closing Date.

1.5 SUBSIDIARIES means, jointly, the companies listed in Appendix 7, which are all directly or indirectly controlled by the Companies.

1.6   PRINCIPAL SUBSIDIARIES means the following Subsidiaries:

      (a)   Subsidiaries controlled directly or indirectly by Foods:

                  -     Del Monte Foods Europe Ltd (UK 100%)
                  -     Del Monte Foods Northern Europe Ltd. (UK 100%)
                  -     Del Monte Europe Ltd (UK 100%)
                  -     Del Monte International Inc. (Panama 100%)
                  -     Del Monte Kenia Ltd (Kenya 99.70%)
                  -     Del Monte Belgium S.A. (Belgium 100%)
                  -     Del Monte Deutschland GmbH (Germany 100%)

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                  -     Cirio Del Monte France SA (France 99.79%)
                  -     Del Monte Hellas SA (Greece 100%)

      (b)   Subsidiaries controlled directly or indirectly by South Africa:

                  -     Premier Pineries Pty Ltd (South Africa 100%)
                  -     Donald Cook's Pty Ltd (South Africa 100%)
                  -     Zanthus Investments Pty Ltd (South Africa 100%)
                  -     Amalgamated Fisheries Company Pty Ltd (South Africa
                        100%)
                  -     Utopia Asparagus Pty Ltd (South Africa 100%)

1.7 CLOSING DATE means the date, to be established in accordance with Art. 6.1 hereunder, on which the Closing of this Agreement shall take place following satisfaction of all the conditions and fulfillment of all the terms set forth in Art. 8 hereunder.

1.8 SECURED FINANCIAL DEBT means the aggregate amount of debt owed by the Companies and Subsidiaries, in their capacity as debtors and guarantors, on the Closing Date, to the Secured Creditor Banks (as capital, interest, interest on arrears, fines, expenses, costs, commissions and accessories owed in accordance with the pertinent loan contracts) in the final amount, which CDMNV shall communicate to the Buyer by the Closing Date and which shall be paid, in full, to the Secured Creditor Banks on the Closing Date in compliance with the provisions of Art. 5.3. On June 30, 2004, the Secured Financial Debt amounted to 91,711,000 euro as broken down in Appendix 8. The Buyer expressly acknowledges and accepts that the Secured Financial Debt does not include all debt of a financial nature nor all debt secured by liens of the Companies or Subsidiaries to banks or third parties (including, without limitation, suppliers, employees or customers), but rather indicates, as is convention, only debts to Secured Creditor Banks.

1.9 INTRAGROUP DEBT means the net aggregate amount of debt owed by the Companies and Subsidiaries, on the Closing Date, to the Cirio Group in the final amount, including principal and accrued interest, if applicable, which CDMNV shall communicate to the Buyer by the Closing Date. The Intragroup Debt shall be

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      determined by CDMNV, after consulting the Buyer, setting off, to the extent of each debt, the book value of the receivables held by each Company and each Subsidiary against the Cirio Group, with the understanding that set-off shall not be made wherever it is forbidden by laws governing matters in extraordinary administration or other bankruptcy proceedings and with the exception of the provisions of Art. 5.2 (b) hereunder. The table in Appendix 9 contains a description of the creditor and debtor relations, as of April 30, 2004, among the Companies and Subsidiaries and the Cirio Group, indicating the book value of the receivables on said date. The Intragroup Debt amounted to 178 million euro (not including any set-offs) on said same date.

1.10 CLOSING means the completion of the sales addressed in this Agreement and the taking of all the actions and carrying out of all the procedures that the Parties have agreed to take and carry out on the Closing Date in accordance with Art. 8 hereunder.

1.11 FOODS means Del Monte Foods International Limited, a company governed by English law, wholly owned by CDMNV.

1.12 BANK GUARANTEE means the first-request bank guarantee issued by Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank) Milan branch, in the interest of the Buyer and on behalf of the Sellers on the date of the signing of this Agreement in the form appended to this Agreement in Appendix 10, in guaranty of the Buyer's payment obligations under Art. 5, obligation to pay any indemnity for termination under Art. 6 hereunder and, to a lesser extent subsequent to the Closing, fulfillment of its obligations under Art. 10, which will expire on the second anniversary of the Closing Date. The Bank Guarantee was granted for an amount equal to (euro) 234,400,001 (two hundred thirty-four million four hundred thousand and one).

1.13 SECURITY INTERESTS means liens, mortgages and other prejudicial interests that will encumber the Shareholdings or assets of the Companies or Subsidiaries in connection with the Secured Financial Debt on the Closing Date.

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1.14  CIRIO GROUP means the Cirio Extraordinary Administration and the companies which it directly or indirectly controls, with the exception of the Company and the Subsidiaries. The Cirio Group does not include Del Monte Pacific Limited, a company listed on the Singapore stock market, in which the Cirio Extraordinary Administration holds a minority share.

1.15 TRADEMARKS means the trademarks listed in Appendix 11A, presently used by the Del Monte Corporate Group in the exercise of its activities.

1.16 NV TRADEMARKS means the trademarks highlighted in Appendix 11B, presently licensed by CDMNV on behalf of the Company or the Subsidiaries, the ownership of which shall be transferred by CDMNV to the Buyer on the Closing Date.

1.17 SAN FELICE NET WORTH means the algebraic sum on a date as close as possible to the Closing Date of the activities, assets and liabilities included in the San Felice Business as determined by the Auditor pursuant to Art. 5.2 (c) of this Agreement.

1.18 BINDING OFFER means the binding offer made by the Buyer within the framework of the procedure on 24 June 2004 as amended and supplemented by a letter dated June 30, 2004.

1.19 FOODS SHAREHOLDINGS means shares equal to 100% of the Foods share capital held by CDMNV.

1.20 SAICO SHAREHOLDINGS means, jointly, (i) shares equal to 44.41% of the Saico share capital, held by CDMNV; (ii) the right to purchase for USD one of an estimated additional 5.6% of the share capital of Saico; and (iii) warrants to subscribe an additional 26,650,000 shares of Saico.

1.21 SOUTH AFRICA SHAREHOLDINGS means shares equal to 100% of the South Africa held by CDMNV.

1.22 SHAREHOLDINGS means, jointly, the Foods shareholdings and the South Africa shareholdings.

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1.23  INTERIM PERIOD means the period going from the date of the signing of this
      Agreement by the Sellers up to and including the Closing Date.

1.24 INDUSTRIAL PLAN means the business and investment plan for the San Felice Business, which the Buyer submitted as a integral part of its Binding Offer and which is attached hereto as Appendix 12.

1.25 NV TRADEMARKS PRICE means the price offered by the Buyer for the NV Trademarks in accordance with the Binding Offer, set at the fixed, unamendable amount of 10,000,000 (ten million) euros.

1.26 SHAREHOLDINGS PRICE means the price assigned to the Shareholdings and apportioned among them according to the stipulations of Art. 5.2 (b) and shall equal the difference between the Shareholdings Value and the Intragroup Debt, with the understanding that, as provided for in Art. 5.2
      (b) (iii), the amount of the Shareholdings Price shall be calculated by CDMNV and communicated to the Buyer in compliance with the provisions of this Agreement, five business days prior to the Closing Date.

1.27 SAICO PRICE means the price offered by the Buyer, in accordance with the Binding Offer, with respect to the Saico , set at the fixed, unamendable amount of 1 euro.

1.28 SAN FELICE PRICE means the price assigned to the San Felice Business, which shall be set by the Auditor on the Closing Date in accordance with Art. 5.2 (c), and shall be equal to the algebraic sum of the San Felice Goodwill plus the San Felice Net Worth.

1.29 ANTITRUST PROCEDURE means the procedures that the Buyer must carry out before the competent antitrust authority, or authorities, for the purposes of obtaining the authorizations and the clearances required for the purchase of the Del Monte Corporate Group or of any of its parts.

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1.30  SAN FELICE BUSINESS means the business held by CDMI, composed of the San
      Felice plant and related assets, legal relationships and employees, as described in greater detail in Art. 3 hereunder.

1.31 AUDITOR means the auditing firm of PriceWaterhouseCoopers, charged with determining the San Felice Net Worth, on the Closing Date, pursuant to Art. 5.2 (c) hereunder and Art. 1473 of the Civil Code.

1.32 SAICO means the Siam Agro Industry Pineapple & Others PCL, a company governed by Thai law, quoted on the Bangkok stock exchange and currently placed on the register of companies in rehabilitation.

1.33  COMPANIES means, jointly, Foods and South Africa.

1.34 SOUTH AFRICA means Del Monte South Africa (Proprietary) Limited, a company governed by South African law, and wholly owned by CDMNV.

1.35 SHAREHOLDINGS VALUE means the amount of 123,100,000 (one hundred twenty-three million one hundred thousand) euros, indicated by the Buyer in the Binding Offer as the purchase price for the Shareholdings, on the assumption that the Intragroup Debt is equal to zero.

2.    PURPOSE

2.1 CDMI agrees to sell, -- subject to the terms and conditions set forth in this Agreement -- ,the Shareholdings, the Saico Shareholdings and the NV Trademarks to the Buyer who, under said terms and conditions, agrees to purchase the San Felice Business on the Closing Date at the San Felice Price.

2.2 CDMNV agrees to sell, -- subject to all the terms and conditions set forth in this Agreement -- ,the Shareholdings, the Saico Shareholdings and the NV Trademarks to the Buyer who, under said terms and conditions, agrees to purchase the Shareholdings and the NV Trademarks, on the Closing Date, for the Shareholdings Price, the Saico Price and the NV Trademarks Price, respectively, while simultaneously providing for the payment of balance on the Secured

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      Financial Debt and the Intragroup Debt in accordance with the terms and procedures provided for in Art. 5.3 hereunder.

2.3 The Buyer shall have the right (which must be exercised via written communication to the Sellers prior to the Closing Date) to designate, for the purchase of all or a part of the aforesaid assets, one or more companies that it controls, with the understanding that, in said case, all obligations of the Buyer under this Agreement in regard to the assets purchased by the controlled company shall be binding upon the designated company, or companies, and that the Buyer shall remain, nonetheless, jointly and severally obligated with the designated company, or companies, for the purchase and for the fulfillment of all obligations stipulated in this Agreement.

2.4 The Buyer formally acknowledges that CDMI and CDMNV are obligated severally, each solely in regard to its respective buy and sell obligations provided for pursuant to Arts. 2.1 and 2.2, without any joint obligation. However, without prejudice to the foregoing, in the event that the Buyer fails to fulfill its obligations to one of the Sellers on the Closing Date, the other Seller shall be entitled to refuse completion of its own sale, such that the non-fulfillment of one agreement by the Buyer shall allow for termination of all of the agreements.

2.5 In the event that CDMI fails to fulfill its obligation to sell the San Felice Business or that CDMNV fails to fulfill its obligation to sell the Saico Shareholdings and/or the NV Trademarks, without prejudice to the grounds for damages that the Buyer may later claim against the defaulting party, the Buyer shall be bound to proceed with the Closing in regard to the other assets and shareholdings. However, in the event that CDMNV fails to fulfill its obligation to sell the Shareholdings, the Buyer shall be entitled to refrain from proceeding with the Closing and not to complete the purchase of the San Felice Business, the Saico Shareholdings and the NV Trademarks.

3.    SAN FELICE BUSINESS

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3.1   The San Felice Business shall be transferred from CDMI to the Buyer, or to a company designated by the Buyer in accordance with Art. 2.3 above, in accordance with Art. 27, paragraph 2, letter A) of Legislative Decree no. 270 of 1999 and with all other provisions applicable to transfers of businesses by companies subject to Extraordinary Administration proceedings, expressly included, without limitation, the provisions of Art. 63, paragraphs 2 and 3, of Legislative Decree no. 270 of 1999.

3.2 The transfer shall be completed on the Closing Date through execution of the Business Transfer Agreement and the completion of the other procedures set forth in Art. 8 hereunder.

3.3 On the Closing Date, the San Felice Business shall include only the following elements:

      (a)   Real estate.

      (b) All tangible assets, wherever situated, comprising equipment, machinery, leased assets and contracts for leased property pertaining to the property located in San Felice.

      (c)   Recorded personal property.

      (d)   License for use of the Trademarks.

      (e)   Raw materials, semi-finished goods and stock.

      (f) Employment contracts with respect to 100 employees presently working at the San Felice plant, the San Polo offices and other offices belonging to the Cirio Group and the seasonal workers employed to meet the company's needs.

      (g) The contracts entered into through the exercise of ordinary business activities (such as utilities, etc.).

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      (h)   All administrative and accounting documents related to the exercise of business activities.

      (i) Debt for employee severance indemnities accrued starting from the date of the declaration of insolvency up until the Closing Date.

3.4 Appendix 13 contains a list of the items that make up the San Felice Business (not counting the liabilities that, in accordance with the provisions hereof, shall not be transferred to the Buyer) on 31 December 2003, based on the CDMI accounting records on said date. The Buyer expressly acknowledges that during the Interim Period, the assets of the San Felice Business may undergo changes as part of the ordinary course of business and/or events outside the control of CDMI and that such any such changes shall be reflected in the appendices to the Business Transfer Agreement, which shall be prepared by the Auditor near the approach of the Closing Date. During the Interim Period, should damages occur to the assets of the San Felice Business that are in full or in part covered by the existing insurance policies, the relevant claims vis-a-vis the insurance company shall be transferred to the Buyer as part of the San Felice Business and the amount thereof shall be included in the San Felice Net Worth, as determined pursuant to Article 5.2(c) below. The Buyer, without prejudice to the provisions of Art. 6.7 hereunder, declares that the Buyer accepts (even at risk of violating Art. 1469 of the Civil Code) that the subject of the transfer shall be the San Felice Business in the de facto and de jure state in which it is found on the Closing Date without said potential changes resulting in any right to the Buyer to request amendments to the methodology for determining the San Felice Price in this Agreement or amendments to other terms and conditions of said Agreement or in any right to terminate said Agreement. Any claim that the Buyer may have in this regard is expressly, irrevocably and unconditionally waived by the Buyer.

3.5 Incorporated into the provisions of Art. 3.4 above, the Buyer also expressly acknowledges that, during the Interim Period, CDMI shall implement initiatives that it may deem appropriate in separating "mixed contracts," i.e., contracts

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      between CDMI and third parties which concern both activity conducted by the San Felice Business, which is subject of the transfer as provided for in this Agreements, and the activity conducted by a CDMI business or businesses, which are not the subject of this Agreement. Upon request of the Buyer, CDMI shall duly inform the Buyer about the initiatives implemented, it being understood that the Buyer acknowledges that, as the result of such necessary activity, some of the contracts in question may turn out to be non-transferable with the San Felice Business or may be terminated or amended, and the Buyer declares that it has nothing to claim with respect thereto.

3.6 In accordance with the provisions of Art. 63, last paragraph, Legislative Decree No. 270/99, the Buyer shall have no liability for any debts of any kind owed by the San Felice Business prior to the Closing Date. The San Felice Business shall therefore be transferred free of any debt to suppliers, banks, employees (with the exception of that which is expressly provided for above), the state treasury, social security agencies and third parties in general.

3.7 CDMI shall request, in a timely manner, that the Minister of Production Activities shall proceed, within fifteen days of the Closing Date, in accordance with Art. 64 of Legislative Decree No. 270/99, to cancel from the registries any mortgage or other encumbrances, or any recorded attachments or preventive attachments on the transferred assets.

3.8 In compliance with the provisions of Art. 63 of Legislative Decree No. 270/99, on the Closing Date, the 100 employees working in the San Felice Plant, in the San Polo offices and in other offices belonging to the Cirio Group shall be transferred with the San Felice Business. The employees, therefore, shall maintain--without any interruption--their contracts with the Buyer.

3.9 At the request of the Buyer, and subject to reaching of an agreement regarding the contractual terms and CDMI's maintenance of the necessary resources for such ends, CDMI will enter into a contract, on the Closing Date, for a period of six

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      months, for the administration, on market terms, of the services provided by CDMI to the San Felice Business.

4.    SAICO SHAREHOLDINGS AND NV TRADEMARKS

4.1 The Saico Shareholdings shall be transferred to the Buyer, or to an entity designated by the Buyer pursuant to Art. 2.3 above, on the Closing Date, by completing all the formalities necessary for this purpose. The sale of the Saico Shareholdings shall be governed by all the terms and conditions of this Agreement, even if these are not repeated or restated in completion of the required formalities, with the Parties mutually acknowledging that completion of these formalities (even if consisting of the signature of transfer agreements) shall not constitute an amendment or novation of this Agreement unless said purpose is expressly stated in writing in a document signed by both the Parties.

4.2 The Saico Shareholdings shall be sold in the de facto and de jure state in they are found on the Closing Date. The Buyer expressly acknowledges and declares that the Buyer accepts that the Financial Statements shall provided by CDMNV as a mere identifier and that the appending of the Financial Statements to this agreement does not constitute, either explicitly or implicitly, a guarantee of the contents or of the accuracy of said contents by CDMNV. The sole warranties provided by CDMNV with respect to the sales are those listed in Art. 9.1

4.3 CDMNV acknowledges that, on the starting date of the Interim Period, the Companies shall control, directly or indirectly, the Subsidiaries, as listed in Appendix 7, and shall use, as licensees or owners, the Trademarks listed in Appendix 11A.

4.4 The Buyer acknowledges that it has performed all the necessary investigations, with proper legal counsel, regarding the laws applicable to buyers of the Saico Shareholdings, and, in general, to the Companies, Subsidiaries and Saico, and that said investigations expressly exonerate CDMNV from any responsibility in this regard. Without prejudice to the foregoing general statements, with specific

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      reference to Saico, the Buyer hereby declares that it is aware of the fact that: (i) this Company is listed on the Bangkok Stock Exchange, currently recorded in the register of companies in rehabilitation, and that, consequently, the Buyer, after purchasing the Saico Shareholdings, will be required to launch a tender offer for the entire remaining capital of Saico; (ii) Thai law has restrictions on ownership by foreign entities of shares in companies which, like Saico, operate in the agricultural sector.

4.5 Ownership of the NV Trademarks shall be the subject of a transfer by CDMNV to the Buyer on the Closing Date by satisfying all of the formalities necessary for this purpose. The Buyer acknowledges and accepts that the NV Trademarks shall be transferred by CDMNV in their de facto and de jure state on the Closing Date. CDMNV guaranties exclusive ownership and represents and warrants that, to the best of its knowledge, no formal challenges have been raised by third parties regarding the validity of the NV Trademarks or the alleged violation of another's intellectual property rights. No guarantee, however, is furnished by CDMNV with respect to the validity of the NV Trademarks or the possible violation of the intellectual property rights of a third party which may result from their use. CDMNV's responsibility in regard to the warranties provided in reference to the NV Trademarks shall, in no event, exceed the amount of the NV Trademarks Price.

5. PRICE

5.1 With respect to the sale that is the subject of the mutual obligations undertaken in this Agreement, the Buyer agrees to pay, in the manner specified below:

      (a) for the Shareholdings, (i) the Shareholdings Price, as well as (ii) an amount equal to the Intragroup Debt in as much as determined by CDMNV pursuant to Art. 5.2 (b) hereunder, it being understood that the total amount payable by the Buyer under (i) and (ii) shall be equal to the Shareholdings Value as indicated by the Buyer in the Binding Offer, equal to 123,100,000 euros and (iii) an amount equal to the Secured Financial Debt as at the Closing Date, in the manner and amount determined by CDMNV pursuant to Article 5.2(a) below.

      (b) for the Saico Shareholdings, the Saico Price, as indicated by the Buyer in the Binding Offer, equal to 1 euro.

      (c) for the San Felice Business, the San Felice Price as determined by the Auditor pursuant to Art. 5.2 (c) hereunder, being the algebraic sum of the San Felice Goodwill, as indicated by the Buyer in the Binding Offer, plus the San Felice Net Worth;

      (d) for the NV Trademarks, the NV Trademarks Price as indicated by the Buyer in the Binding Offer, equal to 10,000,000 euros; and

5.2   No later than the fifth Business Day before the Closing Date:

      (a) CDMNV shall determine, applying the criteria set forth in this Agreement, and shall indicate to the Buyer, the amount of the Secured Financial Debt, specifying in detail the payments to be made for discharge of said Debt and the relevant payees;

      (b) CDMNV shall determine, applying the criteria set forth in this Agreement, and shall communicate to the Buyer, the amount of the Intragroup Debt, specifying individually: (i) the off settings to be made, subject to prior transfer of credit or debit positions; (ii) the amount of receivables held by the Company or Subsidiaries against the Cirio Group in regard to which provisions or depreciations were performed by the Company or Subsidiaries and in respect of which, therefore, the latter had to waive any rights thereto; (iii) under the sole circumstance in which the Value of the Shareholdings does not allow, once the aforesaid transactions have been carried out, the full discharge of the Intragroup Debt, the amount of the Cirio Group's receivables that must be waived, the identification by name of said receivables and the procedure for discharge. For purposes of the foregoing, CDMNV shall also inform the Buyer of the amount of the Shareholdings Price and of the assignment of said Price between the Foods Shareholdings and the South Africa Shareholdings; and

      (c) the Auditor--pursuant to, and for and purposes of, Art. 1473 of the Civil Code, with the aid of CDMI, and applying the accounting principals approved by the Board of Professional Accountants consistent with the actions of CDMI in the preparation of its financial statement at 31 December 2003 and with evaluation criteria --shall inform the Buyer and CDMI of the amount of the San Felice Net Worth, providing, in an appendix, a description, updated as close as possible to the Closing Date, of the San Felice Business; and the same being the sum of the San Felice Goodwill and the San Felice Net Worth thus established--shall indicate the San Felice Price.

          The conclusions of CDMNV and the Auditor pursuant to the preceding provisions shall be definitive and non-appealable for the Parties, except for material error.

5.3 In light of the above, the Buyer agrees to make the following payments, on the Closing Date, with reference to the Shareholdings under the terms and in the manner set forth below:

      (a) a sum equal to the Secured Financial Debt shall be paid by the Buyer, on behalf of the debtor Companies and Subsidiaries, directly to the Secured Creditor Banks, for discharge of the Secured Financial Debt by the respective debtors (or, only with regard to the portion of Secured Financial Debt owed under guarantees and subject to previous agreement with the relevant Secured Creditor Bank, to CDMNV, which, at the same time, will use the amount received to pay, in its capacity as debtor, such portion of the Secured Financial Debt), in compliance with the instructions that CDMNV shall communicate to the Buyer pursuant to Art. 5.2 (a) above;

      (b) a sum equal to the Intragroup Debt, within the limits set forth in
          Article 5.2(b) above, shall be paid by the Buyer to CDMNV for the benefit of the creditor companies, or directly to the latter, for discharge of the Intragroup Debt by the respective debtors in compliance with the instructions that CDMNV shall communicate to the Buyer pursuant to Art. 5.2(b) above;

      (c) the Shareholdings Price shall be paid by the Buyer to CDMNV via bank transfer to the bank account that shall be indicated by CDMNV at least five days before the Closing Date.

      Notwithstanding the provisions set forth above, by entering into this Agreement, the Buyer shall assume payment obligations with respect to the Intragroup Debt and the Secured Financial Debt exclusively vis-a-vis the Sellers and not vis-a-vis the Secured Creditors and the creditor companies on the Intragroup Debt.

5.4   Moreover, in regard to the Shareholdings:

      (a) the Parties shall ensure, each within the scope of its own responsibilities, that on the Closing Date, that the Companies and Subsidiaries waive right to the receivables they have against the Cirio Group that, prior to the Closing Date, shall have been written down or for which provisions shall have been made, in the amount of these write-downs or provisions, or as otherwise indicated by CDMNV in the communication mentioned in Art 5.2 (b);

      (b) on the Closing Date, the Buyer shall waive, and shall ensure that the Companies and Subsidiaries irrevocably and unconditionally waive, any right of subrogation or recourse they might eventually have against the Cirio Group with respect to repayment of the Secured Financial Debt or the Intragroup Debt.

5.5 The Saico Price shall be paid by the Buyer to CDMNV on the Closing Date, by bank transfer to the bank account that shall be indicated by CDMNV at least five days before the Closing Date.

5.6 The NV Trademarks Price shall be paid by the Buyer to CDMNV on the Closing Date, by bank transfer to the bank account that shall be indicated by CDMNV at least five days before the Closing Date.

5.7 The San Felice Price shall be paid by the Buyer to CDMI on the Closing Date, by bank transfer to the bank account that shall be indicated by CDMNV at least five days before the Closing Date.

5.8 The payments owed by the Buyer on the Closing Date are guarantied by the Bank Guaranty. If, on the Closing Date, the Buyer fails to fulfill its obligations to pay the price and/or pay the Secured Financial Debt or the Intragroup Debt and/or fails to ensure the completions of other documents and the fulfillment of other formalities, pursuant to Art.8, to be satisfied or carried out by Buyer hereunder (with the exception of the provisions of Art. 6.4), each of the Sellers, according to its competence, shall be entitled to enforce the Bank Guarantee, allocating the proceeds from said enforcement in compliance with the provisions of the aforesaid provisions, and do so independently of every and any exception or claim raised or made by the Buyer.

5.9 Both the Shareholdings Value and the Saico Price, the San Felice Price and the NV Trademarks Price, as determined pursuant to this Agreement, are fixed and cannot be amended and shall not be subject to any adjustment. The Buyer acknowledges that it has examined the assets targeted in the sale and that it has found them to be to its satisfaction and appropriate to the use for which they are intended.

6. CONDITIONS PRECEDENT AND DISSOLUTION RIGHTS

6.1 The Closing Date shall be the tenth business day subsequent to the date of fulfillment of the conditions precedent set forth in Art. 6.2 hereunder.

6.2 The obligation of the Parties to proceed with the Closing is conditional upon the issuance of the antitrust consents and authorizations required for such purposes, based on the applicable laws. The Buyer acknowledges that it has performed the required inquiry and, at the conclusion of said inquiry, it represents and warrants to the Sellers that there are no subjective or objective circumstances that might lead to the non-issuance of said consents and authorizations. The eventual issuance of consents or authorizations, conditioned upon fulfillment of directives established by the competent authorities, shall constitute fulfillment of the conditions precedent set forth in Art. 6.2, with fulfillment of the directives themselves continuing to be the responsibility of the Buyer.

6.3 In consideration whereof, the Buyer agrees to initiate the Antitrust Procedure no later than ten business days after this Agreement is signed by the Sellers and that it shall be exclusively responsible for carrying out all activities necessary to this end, notwithstanding the Sellers' obligation to ensure that the Companies give the Buyer all reasonable cooperation the Buyer needs to obtain a positive outcome in the Antitrust Procedure or to comply with other obligations incumbent upon the Buyer.

6.4   If

      (a) any of the competent authorities refuse to grant authorization or permission for the purchase of the Del Monte Corporate Group or for one or more of the entities that make up the same (including the San Felice Business, the Saico Shareholdings and the Shareholdings); or if

      (b) after 120 days from the signing date of this Agreement (or such longer term as the Sellers may eventually grant pursuant to Article
            6.5 below), the Buyer has not yet obtained all required authorizations and consents;

      the following shall occur:

      (i) if the denied or un-issued authorization involves the Saico Shareholdings, the obligation of the Parties to proceed with the Closing shall be relieved only with respect to the Saico Shareholdings themselves, with all other obligations of the Parties pursuant to this Agreement remaining valid, and the Buyer shall be obliged to pay CDMNV the fixed, unamendable amount of 1,000,000.00 (one million) euros, which the Buyer recognizes as fair compensation for the costs accrued by CDMNV in regard to these transfer procedures and for the damage consequent to the need to repeat said procedures in regard to the Saico Shareholdings or otherwise provide for the transfer of said Shareholdings;

      (ii) if the denied or un-issued authorization involves the San Felice Business, the obligation of the Parties to proceed with the Closing shall be relieved only with respect to the San Felice Business itself; it being understood that all other obligations of the Parties pursuant to this Agreement shall remain valid, and the Buyer shall be obliged to pay CDMI the fixed, unamendable amount of 5,000,000.00 (five million) euros, which the Buyer recognizes as fair compensation for the costs accrued by CDMI in regard to these transfer procedures and for the damage consequent to the need to repeat said procedures in regard to the San Felice Business or otherwise provide for the transfer of said San Felice Business; and

      (iii) if the denied or unissued authorization involves the Shareholdings, the obligation of the Parties to proceed with the Closing shall be relieved with respect to all of the purchase and sales obligations provided for in this Agreement, and the Buyer shall be obliged to pay the Sellers the fixed, unamendable amount of 10,000,000.00 (ten million) euros, which the Buyer recognizes as fair compensation for the costs accrued by the Sellers in regard to these transfer procedures and for the damage consequent to the need to repeat said procedures or otherwise provide for the transfer of the Del Monte Corporate Group.

6.5 If, after 120 days from the signing date of this Agreement by the Sellers, all of the required consents and authorizations have not been issued, but the Antitrust Procedures are nevertheless underway, the Sellers may grant the Buyer a further extension, not exceeding 60 days, to complete the Antitrust Procedures, it being understood that, in such case, (a) if the required consents and authorizations have been issued in the meantime for purchase of the Shareholdings, the Parties shall proceed with the Closing as concerns the Shareholdings and the other items in the Del Monte Corporate Group for which the conditions set forth in Art. 6.2 have been fulfilled; and (b) interest at the six months Euribor rate increased by two percentage points, shall accrue from the expiration of the 120th day from the signing date of this Agreement by the Sellers until the Closing Date for the items in the Del Monte Corporate Group for which it was impossible to proceed with Closing pursuant to sub-paragraph (a) above.

6.6 The compensation set forth in Art. 6.4 hereunder shall be owed by the Buyer, in the amount indicated therein, as a consequence of the termination of the purchase and sale of the Del Monte Corporate Group or of any of its parts, irrespective of the predictability or unpredictability of reasons for the negative opinion (or failure of a positive opinion) of the antitrust authority in question. CDMNV and CDMI shall be entitled to demand payments under the Bank Guarantee in the event that the Buyer fails to pay the compensation when the prerequisites for such have been verified.

6.7 Occurrence of one of the following events during the Interim Period shall give the Buyer just cause to declare as rescinded the obligation of the Parties to proceed with the Closing in respect of the San Felice Business:
      (a) loss of all or of a substantial part of the San Felice plant; or (b) loss of all or of a substantial part of the rights due the San Felice Business in respect of the trademarks indicated in Appendix 13. Within five business days of the date on which the Buyer learned of the occurrence of one of these events, the Buyer shall be entitled to declare the obligations of the Parties to proceed with the Closing of the purchase and sale of the San Felice Business without penalties or charges for any of the Parties and without prejudice to the obligations of the Parties to proceed with the Closing as regards the other assets targeted in the sale pursuant to this Agreement.

6.8 If, during the Interim Period, the Buyer learns that one of the representations or warranties provided by CDMNV in regard to the Shareholdings pursuant to Art.

      9.1 hereunder is false and, provided that said falsity cannot be corrected prior to the Closing Date and that it is of such a nature as to alter seriously the contractual relationships provided for in this Agreement, the Buyer shall have the right -- which must be exercised, under penalty of waiver thereof, within five successive business days -- to declare the obligation of the Parties to proceed with the Closing rescinded without penalties or charges for any of the parties.

6.9 Circumstances -- which are known to the Buyer for having been represented within the due diligence process or which said Buyer could have known employing ordinary diligence -- shall not give the Buyer just cause to exercise the right of termination as provided in articles 6.7 and 6.8 above.

6.10 If cause should arise for the partial termination of this Agreement pursuant to articles 6.4 (i) or (ii) or 6.7 above, the Sellers shall retain the right to terminate this Agreement in their interest, an exception without penalties or charges for any of the Parties and without prejudice to the obligation of the Buyer to pay the compensation set forth in articles 6.4 (i) and (ii).

7. INTERIM PERIOD

7.1 The Sellers agree to inform the Buyer, in a timely manner, of any act or of any extraordinary or substantially relevant event of which they may become aware with regard to Del Monte Corporate Group. The Sellers represent that they have not granted their consent to any activity carried out outside of the ordinary course by CDMI, the Companies and the Principal Subsidiaries from June 24, 2004 through the date in which the Interim Period begins.

7.2 Moreover, on the date of the signing of this Agreement by the Sellers, said Sellers shall deliver to the Buyer statements attached to this Agreement in Appendix 17, signed by the members of the board of directors of the Companies pursuant to which said members shall assume the charge of managing the Companies and of their respective Principal Subsidiaries for the Buyer.

7.3 During the Interim Period, CDMI undertakes to manage the San Felice Business in the ordinary course of business and that without the previous written consent of the Buyer, such consent not to be unreasonably withheld or delayed, (i) it shall not execute or terminate, before expiration, any agreements with a value that exceeds (euro) 500,000 with customers and suppliers; and (ii) it shall not hire new employees (except for seasonal workers hired to meet the needs of the business in line with past practice) nor change the terms and conditions of any employment contracts other than changes made in compliance with law or the applicable collective bargaining agreement).

7.4 Notwithstanding the obligations of the directors provided for in Appendix 17, the Companies and the Principal Subsidiaries shall be free to complete the actions provided for therein, if necessary in order to: (i) fulfill obligations or undertakings of the Sellers pursuant to this Agreement;
      (ii) fulfill contractual undertakings or obligations of the Companies or Subsidiaries, taken on prior to the starting date of the Interim Period;
      (iii) comply with measures or directives of competent authorities; and
      (iv) avoid serious prejudice to the Company or Subsidiary in question, which, in the judgment of the Board of Directors of the Company or Subsidiary, would result in the failure to complete, in a timely manner, the action in question. In such cases, the Buyer may not claim fulfillment of the actions in question.

7.5 Moreover, the Buyer shall be entitled to request the appointment of a representative as an observer on the Board of Directors of the Companies without the right to vote; if said request is made, the appointment shall be carried out in as short a time as is reasonably possible, subsequent to the signing of this Agreement by the Sellers.

7.6 The Buyer expressly acknowledges that, during the Interim Period, the Companies and Subsidiaries shall continue to operate in order to improve the terms and conditions for payment to the suppliers, which are currently much worse than the market standard.

7.7 During the Interim Period, the Parties shall work together, as regards the San Felice Business, to comply fully with the union consultations provided for in Art. 47 of law no. 428 of 29 December 1990.

7.8 During the Interim Period, the Sellers shall do everything in their power to allow the Buyer to have access to the information and documents relating to the Del Monte Concern, in order to facilitate the acquisition of control by the Buyer on the Closing Date and the fulfillment of the disclosure obligations of the Buyer in connection with the transaction.

8. CLOSING

8.1 On the Closing Date - in presence, where required by the applicable law, of a Notary, selected by the Sellers, at the location or locations indicated by said Sellers - the Parties, each for its own part, shall carry out, or cause the carrying out of, the following actions, which shall be deemed completed simultaneously, even if they have been carried out in different locations and in the chronological order indicated below:

      (a) the Buyer shall repay the sum corresponding to the Secured Financial Debt in accordance with the procedures indicated in Art. 5.3 (a);

      (b) subject to performance of the required set-off and discharge according to the indications of CDMNV pursuant to Art. 5.2 (b), the Buyer shall repay the sum corresponding to the Intragroup Debt in compliance with the procedures indicated in Art. 5.3 (b);

      (c) the Buyer shall repay the Shareholdings Price in accordance with the procedures indicated in Art. 5.3 (c);

      (d) CDMNV shall do everything in its power to ensure that the Secured Creditor Banks, subsequent to the payment set forth in Art. 5.3 (a), issue a statement indicating that they have nothing further to claim against the Companies and/or Subsidiaries in regard to the Secured Financial Debt, and that they initiate the actions required for the discharge of the Security Interests;

      (e) the Companies and the Subsidiaries shall issue to CDMNV a statement (in the form set forth in Appendix 14), indicating their express waiver of all claims that they have against the Cirio Group, which, prior to the Closing Date, shall have been written down or for which provisions shall have been made, in the amount of these write-downs or provisions, except as otherwise indicated by CDMNV in the notices set forth in Art. 5.2 (b);

      (f) the Companies and the Subsidiaries shall issue to CDMNV a statement (in the form set forth in Appendix 15), indicating their express waiver of any right of subrogation or recourse to which they could possibly resort with regard to the Cirio Group, with respect to the payment of the Secured Financial Debt;

      (g) CDMNV shall issue, in the name and on behalf, of the other companies of the Cirio Group and/or ensure that, pursuant to, and for all intents and purposes of, Art. 1381 of the Civil Code, these latter companies directly issue a written statement with which they acknowledge that, subsequent to the payment set forth in Art. 5.3 (b), they shall have nothing further to claim, on any grounds or through any title, against the Companies or Subsidiaries;

      (h) the Companies and Subsidiaries, in turn, shall issue a written statement to CDMNV on behalf of all the companies of the Cirio Group, acknowledging that they have no claim, on any grounds or through any title, against the companies of the Cirio Group, with the exception of any remaining receivables owed to companies in extraordinary administration or subject to bankruptcy procedures, which may have remained after payment of the Intragroup Debt, in an amount to be indicated in said document;

      (i) CDMNV shall complete all the formalities needed to effect the transfer of the Shareholdings to the Buyer;

      (j) the Buyer shall pay the Saico Price in compliance with the provisions of Art. 5.4;

      (k) CDMNV shall complete all the formalities needed to effect the transfer of the Saico Shareholdings to the Buyer;

      (l) the Buyer shall pay the San Felice Price in accordance with the procedures set forth in Art. 5.5;

      (m) the Buyer and CDMI shall sign the Business Transfer Agreement;

      (n) CDMI and the Buyer shall sign all documents, take all actions and satisfy all formalities as are reasonably required or appropriate for the purpose of ensuring that the Buyer takes possession of the San Felice Business;

      (o) the Buyer shall pay the NV Trademarks Price in compliance with the provisions of Art. 5.6;

      (p) CDMNV shall complete all the formalities needed to transfer the NV Trademarks to the Buyer; and

      (q) the Sellers shall issue to the Buyer a statement, addressed to the bank issuing the Bank Guarantee, indicating acceptance of the reduction in the amount of said Guarantee to a sum equal to
          (euro)15,000,000 (fifteen million) as of the Closing Date, in guarantee of the obligations of the Buyer pursuant to Art. 10 of this Agreement.

8.2 CDMNV shall do everything within its power to ensure that the ordinary meetings of the companies -- having on their agendas the replacement of the administrative entities of the Companies with other entities composed of individuals indicated by the Buyer -- are convened for the Closing Date or for the nearest possible date subsequent to the Closing Date. The Buyer expressly agrees that at this time CDMNV shall give to the members of the boards of directors of the Companies and of Saico, or ensure that they are given, ample waiver for claims arising from their service as members of the boards of administration of the Companies or of

      Saico, its being understood that when replacement of the board members of the Companies or of Saico takes place after the Closing Date, the Buyer itself shall be bound to give ample waiver under the same terms to the resigning board members.

8.3 All costs, expenses and taxes associated with carrying out the Closing (including, without limitation, notary fees, registration fees or stamp taxes) shall be the responsibility of the Buyer.

9.    WARRANTIES OF THE SELLERS

9.1 CDMNV hereby represents and exclusively guaranties, in reference to the Closing Date:

      (a) the existence of the Shareholdings and the Saico Shareholdings and the freedom of said shareholdings from liens or third-party claims;

      (b) the valid title-deed and non-existence of grounds for eviction concerning the Shareholdings and Saico Shareholdings;

      (c) the existence of the shareholdings held directly or indirectly by the Companies in the Principal Subsidiaries, the absence of any liens or third-party claims in respect thereof, the valid title-deed and the non-existence of grounds for eviction concerning the shareholdings themselves; and

      (d) to the best of its knowledge, the accuracy of the information contained in Appendix 11A ("Trademarks") and the absence of disputes (written or claimed) by third parties regarding the use of the Trademarks by the Companies and Subsidiaries. No guaranty, however, is provided by CDMNV with respect to the validity of the Trademarks or to the possible violation of third-party intellectual property rights which may result from their use.

9.2 CDMI hereby represents and exclusively guaranties with reference to the Closing Date:

      (a)   the existence of the transferred business activities; and

      (b) the non-existence of grounds for eviction with reference to the business activities themselves, it being understood that the potential declaration of invalidity of the trademarks included in the San Felice Business shall be considered to be grounds for eviction and is not the subject of a guarantee pursuant to this Agreement;

9.3 The preceding representations and warranties do not cover de facto or de jure events or circumstances, which were known to the Buyer prior to the presentation date of the Binding Offer or which the Buyer could have known, using ordinary diligence, based on the documents reviewed and interviews or visits made to sites during the due diligence process.

9.4 CDMNV and CDMI shall, each according to its competence, indemnify and hold harmless the Buyer from any damages (the "Indemnifiable Damages"), which the Buyer incurs as an immediate and direct consequence of the violation of any of CDMNV's representations and warranties pursuant to Art. 9.1 or of CDMI's representations and warranties pursuant to Art. 9.2 or of any warranties mandated by law, within the limits and under the conditions set forth in subsequent provisions of this Art. 9.

9.5 The warranties, as provided hereinabove by CDMNV and CDMI, shall remain valid and effective with respect to the formulated claims, under the terms and conditions provided for in Art. 9.7 and the subsequent articles of this Agreement until the end of the sixth month in which the Closing Date occurs. When said term has expired, the Buyer shall have no claim against the Sellers with respect to any violations of the representations and warranties (without prejudice to the assessment of the actual damages payable in respect of the violations claimed within the aforesaid term).

9.6 In assessing and settling damages actually owed by CDMNV or CDMI in regard to the confirmed violation of representations and warranties, the following criteria shall be applied:

      (a) damages of an individual amount less than (euro) 50,000 (fifty thousand euros) shall not be deemed to be Indemnifiable Damages pursuant to this Agreement;

      (b) Indemnifiable Damages shall de determined according to the amount of damage sustained by the Buyer, net of: (i) any extraordinary income with respect to its Balance Sheet at 31 December 2003, accruing to the Companies or Subsidiaries in connection with events or actions preceding the Closing Date; (ii) tax benefits resulting from a loss stemming from damages; (iii) amounts for any eventual damages, which the Buyer, the Company or the Subsidiary is entitled to collect from an insurance company or a third party in regard to a damaging event; and (iv) amounts of general and specific provisions existing in the Balance Sheet at 31 December 2003 of the Company or Subsidiary in question with respect to the damages reported;

      (c) the Buyer shall not be entitled to damages until the sum of the Indemnifiable Damages, determined pursuant to Art. 9.6, has reached an amount equal to 5% of the Shareholdings Value, in the event of a breach of the representations and warranties set forth in Art. 9.1, or 5% of the San Felice Price, in the event of a breach of the representations and warranties set forth in Art. 9.2; and, having reached said threshold, which constitutes an absolute deductible, with CDMNV or, if applicable, CDMI, being responsible for only those Indemnifiable Damages exceeding said threshold;

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

      (d) CDMNV and CDMI shall be responsible, respectively, for Indemnifiable Damages up to a maximum amount equaling 10% of the Shareholdings Value, in the event of a breach of the representations and warranties set forth in Art.. 9.1, or 10% of the San Felice Price, in the event of a breach of the representations and warranties set forth in Art. 9.2, with the exception of total or partial eviction of the Shareholdings, the Saico Shareholdings or assets belonging to the San Felice Business, in regard to which the Indemnifiable Damages shall be equal to the value attributed to assets figuring as the subject of the eviction and, therefore, the maximum limit for the liability of the Sellers shall be equal to the full Shareholdings Value, the Saico Price and the full San Felice Price respectively; and

      (e) the damages shall be owed by CDMNV or, if applicable, CDMI, only when the Indemnifiable Damages have been definitively ascertained, following acknowledgment by CDMNV or CDMI (or by the Company or the Subsidiary with the written consent of CDMNV or CDMI) or by final judicial decree.

9.7 The Buyer shall be obliged, upon penalty of expiration, to report to CDMNV or, as applicable, to CDMI, no later than 30 days from the date it becomes aware (and knowledge on the part of any Company or Subsidiary shall be considered knowledge on the part of the Buyer for these purposes) of any circumstance that may constitute a violation of the representations and warranties made in Articles 9.1 and 9.2 or of any other warranties mandated by law. The report must contain a clear indication of the alleged violation and of the potential consequences of said violation and must be accompanied by all documentation appropriate to permit full understanding of said violation by the relevant Seller.

9.8 The relevant Seller, upon receiving the report from the Buyer, and at any subsequent time, shall be entitled to assume direction of the reported issue, assuming appropriate initiatives, including those of a legal nature, needed to

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

      contest or mitigate the violation and/or damages resulting therefrom. It being understood that, in said case, the Buyer -- under penalty of forfeiture of the right to damages from the relevant Seller with respect to such violation -- must fully collaborate with the Seller for said purpose, signing the documents that may be requested by the relevant Seller, and granting the Seller full access to all of the documents and information that the Seller will require for said purpose. It is understood that, in the case of actions brought or proceedings initiated by third parties, the Buyer may provide for the defense an additional counsel of its own choosing. In the event the relevant Seller has taken on the management of such actions or proceedings, it shall not enter into agreements with third parties or abandon suit without the Buyer's consent (which consent shall not be unreasonably withheld). It is understood that, should the Buyer withhold its consent, including for cause, the Sellers shall not be liable to pay the amounts due by the Companies or the Subsidiaries, upon conclusion of the relevant proceedings, in excess of the amounts that would have been due if Buyer's consent to such an agreement had not been withheld.

9.9 If the relevant Seller decides not to exercise this right, the Buyer must do everything necessary, with the greatest diligence, to contest the violation and/or mitigate the resulting damages, it being understood that, under penalty of forfeiture of the right to damages from the relevant Seller in no event shall the Buyer be able to abandon claims or objections, to settle legal disputes and not acquiesce to third-party requests or acknowledge its own responsibility without the prior written consent of the relevant Seller.

9.10 The Buyer acknowledges and accepts that the representations and warranties set forth in preceding Articles 9.1 and 9.2 are the sole warranties provided by CDMNV and CDMI, respectively, in regard to the sale figuring as the subject of this Agreement. No other guarantee of any other kind shall be provided by the Sellers in regard to the Shareholdings, the Saico Shareholdings and the San Felice Business, respectively, and, if provided for by law, shall be waived expressly by

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

      the Buyer upon signing this Agreement, with sole exception for any warranties mandated by law. The Buyer hereby represents that it has performed assessments which it deems necessary or satisfactory, either as part of the due diligence process or otherwise, and that it accepts the Shareholdings, Saico Shareholdings and San Felice Business in their de facto and de jure state on the Closing Date, and hereby confirms that it considered the absence of further warranties in regard to the aforesaid when formulating its offer price with respect to each of these assets.

9.11 The representations and warranties set forth in Arts. 9.1 and 9.2, and any warranties mandated by law, are exclusive and are substitutes for every other right or remedy due to the Buyer pursuant to law; the Buyer, therefore, expressly waives the right to initiate any eventual action or claim other than a request for damages pursuant to, and within the limits of, the provisions of preceding Arts. 9.1 and 9.2.

10. BUYER'S OBLIGATIONS

10.1 By signing this Agreement, the Buyer agrees to the following with respect to the San Felice Business:

      (a) to carry on the business of the San Felice Business for at least two years from the date the Business Transfer Agreement is signed, as provided in the Industrial Plan; and

      (b) to guarantee to the employees who will be transferred upon signing of the Business Transfer Agreement the same contractual conditions they had at the time of the transfer, and to maintain the employment of all of the employees transferred (unless any individual employee decides voluntarily to resign) for a period not less than two years from the signing of the Business Transfer Agreement. During this period, the Buyer shall not make use of the mobility procedures nor of collective dismissal procedures. This obligation shall not

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

          extend to dismissal of individuals for just cause or justified subjective reasons (including the refusal of employees located in the San Polo offices or in other offices other than the San Felice facility to accept transfer to another office). These obligations are assumed in addition pursuant to Art. 1411 of the Civil Code for individual employees.

10.2 Moreover, the Buyer agrees to cooperate as necessary to assist the Cirio Extraordinary Administration in meeting its accounting and tax responsibilities, and at the request of Commissioners, to maintain records of the procedure, without any burden being placed on CDMI, for a period of two years from the signing of the Business Transfer Agreement.

10.3 If the Buyer should violate any of the obligations to continue business, to fulfill the investment obligations as set forth in the Industrial Plan or to maintain employment levels as set forth in Art. 10.1, the Buyer shall be subject to:

      (a) a fine equal to 40% of the San Felice Price in the event of a violation of the obligation set forth in Art. 10.1 (a); and

      (b) a fine equal to (euro) 50,000 for each employee dismissed or transferred in violation of the obligation set forth in Art. 10.1
            (b), without any prejudice to any rights of the employee with respect to the Buyer, including the right to have any dismissal in violation of the aforesaid obligation declared non-effectual or illegitimate.

      The above fines shall be owed to CDMI, with the exception of major damages and without prejudice to the rights and remedies due to CDMI under law, including the right to terminate the San Felice Business transfer contract on the grounds of nonperformance by the Buyer.

10.4 In regard to the Shareholdings and the Saico Shareholdings, the Buyer also agrees:

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

      (a) to indemnify and hold harmless CDMNV and each company of the Cirio Group from any damages arising from the revoking of any of the waivers to receivables or grounds for subrogation in regard to the Cirio Group, effected by any of the Companies and Subsidiaries pursuant to this Agreement following the Company's declaration of insolvency or that of the Subsidiary in question; and

      (b) to ensure that all the companies of the Cirio Group, which have provided guaranties, in any form, regarding the obligations of the Companies or Subsidiaries, are free from said obligations within three months of the Closing Date. An indicative list of these obligations is contained in Appendix 16 of this Agreement.

10.5 The failure of the Buyer to meet the obligations pursuant to preceding Articles 10.1 and 10.4 and the payment of the fines set forth in preceding Art. 10.3 or of the damages set forth in Art. 10.4 are guarantied by the Bank Guarantee.

11. NOTICES

11.1 Any communication or notification made with respect to this Agreement must be in writing via registered mail, possibly preceded by a telegram or telex or fax, and shall take effect from the date the registered letter is sent.

11.2  Communications or notices must be sent to the following addresses:

      if to the Buyer:
      Fresh Del Monte Produce N.V.
      241 Sevilla Avenue
      Coral Gables, FL, 33134
      U.S.A.
      Fax no. 001 305 448 6647
      To the attention of: General Counsel

      with copy to:

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

      Cleary, Gottlieb, Steen & Hamilton
      Fax no.: +39 06 692 00 665
      Attn.: Giuseppe Scassellati Sforzolini

      if to CDMI and/or CDMNV:
      Amministrazione Straordinaria Cirio [Cirio Special Administration] Via Valenziani, 11
      Rome, Italy
      Attn: Commissari Straordinari [Special Administrators]
      Fax no. +39 06 42 011 888

      with copy to:
      Grimaldi e Associati
      Fax no. +39 02 3035 5200
      Attn: Roberto Cappelli

11.3 It is expressly understood that notices sent to the Sellers at the address above shall be considered delivered only upon actual delivery to that address. Any changes in these addresses shall be enforceable only if communicated in writing by the Party concerned.

12. MISCELLANEOUS PROVISIONS

12.1 This Agreement may be amended only by a written document signed by all the Parties.

12.2 This Agreement is binding on and accrues to the benefit of the Parties and their respective successors for any reason or of any kind, who shall be bound by the entire contents of this Agreement.

12.3 In the event that one or more of the clauses in this Agreement is declared null, this defect shall not affect the validity of the remaining clauses, nor of the Agreement in its entirety.

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

12.4 This Agreement with its appendices shall constitute the entire agreement made between the Parties and shall replace any prior understanding, agreement or accord, whether oral or written, between them.

12.5 Any failure by any Party, even if repeated, to take action with respect to noncompliance or delays in compliance by another Party shall not be interpreted as a tacit abrogation of the relevant provisions nor as a waiver of its rights by the non-defaulting Party.

12.6 The titles of the separate articles of this Agreement were inserted for reference purposes only and have no interpretive value with respect thereto.

13. GOVERNING LAW AND JURISDICTION

13.1 This Agreement and all the contracts contemplated hereby or arising herefrom shall be governed by Italian law.

13.2 Any dispute as to the validity, interpretation or execution of this Agreement and all the contracts contemplated hereby or arising herefrom, including any executive contracts, shall be subject to the exclusive jurisdiction of the Court of Rome.

                                    * * * * *

If you agree with the foregoing, please confirm your acceptance of the same by delivering this letter to us duly initialed on each page.

                                           Very truly yours,

                                           FRESH DEL MONTE PRODUCE N.V.

                                           -----------
                                           Mohammad Abu-Ghazaleh
                                           Chairman and Chief Executive Officer

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

                                              ATTACHMENTS

1. Signed copy of the set of rules governing the process
2. Buyer's binding offer
3. Foods Financial Statements
4. South Africa Financial Statements
5. Saico Financial Statements
6. San Felice Business Transfer Agreement
7. List of Subsidiaries
8. Secured Financial Debt as of April 30, 2004
9. Intragroup Debt as of April 30, 2004
10. Bank Guarantee
11A. Trademarks
11B. NV Trademarks
12. Industrial Plan
13. Description of San Felice Business
14. Release of written-down claims
15. Waiver of rights of subrogation or recourse
16. List of guarantees to be cancelled
17. Undertakings of the members of the Companies' board of directors

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